SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 4

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN PRATO

HEIDI KUTZ

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	JIM HRICHISHEN Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2016 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated as of April 27, 2017, relating to the Province’s 2.125% Global Debentures Series GT due May 4, 2022 (the “Debentures”);

Exhibit 99.2	Fiscal Agency Agreement, dated as of May 4, 2017, relating to the Debentures;

Exhibit 99.3	Form of Debenture;

Exhibit 99.4	Opinion of a Crown Counsel of the Department of Justice of the Province (including Orders-in-Council attached as annex thereto); and

Exhibit 99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on May 5, 2017.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle

EXHIBIT INDEX

Exhibit Number	Description

99.1	Underwriting Agreement, dated as of April 27, 2017, relating to the Province’s 2.125% Global Debentures Series GT due May 4, 2022 (the “Debentures”)

99.2	Fiscal Agency Agreement, dated as of May 4, 2017, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Orders-in-Council attached as annex thereto)

99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures